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                         August 18, 2023

       Thomas Olivier
       Chief Financial Officer
       Arrowroot Acquisition Corp.
       4553 Glencoe Ave, Suite 200
       Marina Del Ray, CA 90292

                                                        Re: Arrowroot
Acquisition Corp.
                                                            Form 8-K filed
August 17, 2023
                                                            File No. 001-40129

       Dear Thomas Olivier:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.
 Thomas Olivier
FirstName LastNameThomas
Arrowroot Acquisition Corp. Olivier
Comapany
August 18, NameArrowroot
           2023           Acquisition Corp.
August
Page 2 18, 2023 Page 2
FirstName LastName
Form 8-K filed August 17, 2023

Item 4.02 Non-Reliance on Previously Issued Financial Statements

1. Please revise your disclosure to include a brief description of the facts underlying the conclusion regarding the non-reliance in accordance with Item 4.02(a)(2). Your revised disclosure should describe the accounting error that you identified and its effects on your financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396, with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction